UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SEC FILE NUMBER 000-550621
CUSIP NUMBER

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________________________________________________________

PART I — REGISTRANT INFORMATION

Natural Resources Corporation
Full Name of Registrant
Plum Run Acquisition Corporation
Former Name if Applicable

76 Playfair Road, #03-06 LHK2 Building
Address of Principal Executive Office (Street and Number)

Singapore 367996
City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 12, 2014, Natural Resources Corporation (the “Company”), acquired M-Power Food Industries Private Limited, a company incorporated in Singapore (“M-Power Industries”), in a stock-for-stock transaction (the “Acquisition”). Prior to the Acquisition, the Company, formerly known as Plum Run Acquisition Corporation, had no ongoing business or operations and was established for the purpose of completing a business combination with target companies, such as M-Power Industries. The Annual Report on Form 10-K for the period ended June 30, 2015 (the “Form 10-K”) will be the first Form 10-K filing of the Company since the Acquisition. As such, the Company is unable to file, without unreasonable effort or expense, its Form 10-K. Additional time is needed for the Company to compile and analyze supporting documentation in order to complete the Form 10-K and in order to permit the Company’s independent registered public accounting firm to complete its review of the unaudited condensed consolidated financial statements included in the Form 10-K. The Company anticipates that its Form 10-K will be filed within the prescribed extension period in accordance with Rule 12b-25(b).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Doug Eingurt	(404)	527-4056
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Natural Resources Corporation (the “Company”) anticipates that it will report the following significant changes in the results of operations from the prior results of operations of M-Power Food Industries Private Limited, a company incorporated in Singapore (“M-Power Industries”).

On August 12, 2014, the Company acquired M-Power Food Industries, in a stock-for-stock transaction (the “Acquisition”). Prior to the Acquisition, the Company, formerly known as Plum Run Acquisition Corporation, had no ongoing business or operations and was established for the purpose of completing a business combination with target companies, such as M-Power Industries.

The Company anticipates to report that total revenue during the fiscal year ended June 30, 2015 decreased to $10.88 million from $23.07 million during the fiscal year ended June 30, 2014. The Company anticipates to report that total cost of revenue during the fiscal year ended June 30, 2015 decreased to $4.18 million from $20.39 million during the fiscal year ended June 30, 2014. As a result, the Company anticipates to report gross profit of $6.70 million for the fiscal year ended June 30, 2015 compared to gross profit of $2.68 million during the fiscal year ended June 30, 2014.

The Company anticipates to report that during the fiscal year ended June 30, 2015, the Company had sales of services of $7.5 million and costs of the services of $0.65 million compared to no sales of services for the fiscal year ended June 30, 2014. Conversely, the Company anticipates reporting that sales of goods decreased from $23.0 million for the fiscal year ended June 30, 2014 to $3.3 million for the fiscal year ended June 30, 2015, as discussed further below, while costs of goods sold decreased from $20.4 million to $3.5 million . Therefore, as a result of the increase in sales of services, which have a relatively lower cost of services than that for the cost of goods, and the decrease in sales of goods, the Company's gross profit increased even though its total revenues decreased.

The Company's sales of goods have not recovered in the Middle East after the Arab Spring period as the international price drop in milk prices has caused many buyers to turn back to regular milk powders. In addition to the reduction of our sales to the Middle East, the Company also experienced reduction of sales in China and Africa. China has been reducing imports due to accumulated stocks of similar goods in China. The reduction in Africa is mainly due to political turmoil.

The Company anticipates to report that it had net income during the fiscal year ended June 30, 2015 of $3,593,861 as compared to net income of $1,127,482 during the fiscal year ended June 30, 2014.

Natural Resources Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 28, 2015	By:	/s/ Elsa Holzgraf Esculier
Name: Elsa Holzgraf Esculier
Title: Chief Executive Officer and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).